Exhibit (a)(1)(L)

[Comverse Technology, Inc. Logo]

SUPPLEMENT

TO OFFER TO AMEND ELIGIBLE OPTIONS

DECEMBER 18, 2008

This document (this “Supplement”) supplements and amends the Offer to Amend Eligible Options, dated November 19, 2008, as amended on December 4, 2008 and December 9, 2008 (the “Offer to Amend”), made by Comverse Technology, Inc. (the “Company”), in connection with the Company’s offer to certain optionees the opportunity to amend the exercise price of certain of their options to minimize or avoid the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended. Except as expressly amended and supplemented by this Supplement, all terms of the Offer to Amend remain unchanged.

Extension of the Offer

All references in the Offer to Amend to the Expiration Time of the Offer, which was originally 5:30 p.m., Eastern Time, on December 18, 2008, are hereby amended to extend the Expiration Time of the Offer until 12:00 midnight, Eastern Time, on December 29, 2008. Until that time, Eligible Optionees may elect to accept the Offer with respect to the Eligible Portion(s) of their Eligible Option(s) or withdraw a prior election to accept the Offer with respect to the Eligible Portion(s) of their Eligible Option(s).

Material Israeli Income Tax Consequences

The Offer to Amend is hereby amended by adding new section entitled “Section 12A. Material Israeli Income Tax Consequences,” which is relevant to Eligible Optionees who hold Eligible Portion(s) of Eligible Options that are subject to Israeli tax. Accordingly, the following disclosure is hereby added after the last paragraph of the section of the Offer to Amend entitled Section 12, “Material U.S. Federal Income Tax Consequences.”

12A. MATERIAL ISRAELI INCOME TAX CONSEQUENCES

The following is a general summary of the material Israeli income tax consequences of the amendment, in accordance with the terms of the Offer, of Eligible Portion(s) of Eligible Options, which are held in trust either under Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the "Ordinance") or under the 2000 Pre-Ruling (as defined below). This discussion is based on the provisions of the Ordinance, as amended, and the regulations promulgated thereunder. The law is technical and complex, and the discussion below represents only a general summary.

This summary does not discuss all the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of Eligible Optionees. Because individual circumstances may differ, you should consult your own tax advisor to determine the applicability of the rules discussed below to you and the particular tax effects of accepting the Offer, the exercise of Amended Options and the sale of shares resulting from exercise, including the application of Israeli or other tax laws.

The amendment of the Eligible Portion(s) of your Eligible Options may be a taxable event for Israeli income tax purposes at the time of your acceptance. Accordingly, the Israeli Tax Authority, or ITA, may take the position that, upon the amendment of the Eligible Portion(s) of your Eligible Options, you will recognize taxable income equal to value of the Amended Options. However, we have filed with the ITA an application for a ruling (the “Tax Ruling”), requesting ITA to determine that the amendment of the Eligible Portion(s) of your Eligible Options will not be treated as a taxable event and that no tax will be payable at the time of the Offer.

The application for the Tax Ruling further requests that:

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Amended Options received with respect to Eligible Options granted prior to 2003 ("Pre 2003 Options") will continue to be subject to the provisions of the ruling dated August 8, 2000 (the "2000 Pre-Ruling"), pursuant to which capital gain realized upon the sale of the shares underlying the options is subject to tax at the Eligible Optionee's marginal tax rate but in any event not more than a maximum tax rate of 42.5%; and

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Amended Options received with respect to Eligible Options that were granted according to the provisions of Section 102 of the Ordinance – capital gain track with a trustee ("New 102 Options") - will be considered as granted under Section 102 and will be taxed upon the sale of the shares underlying the options or upon release from the trust, whichever is earlier ("Sale Date"), as capital gains at the rate of 25%, provided, however, that in a case where the exercise price per share of an Amended Option is lower than the average closing price of our shares of common stock during 30 trading days prior to the Amendment Date, the excess of such average closing price over the exercise price but not more the actual gain generated by the Eligible Optionee at the Sale Date (the "Immediate Benefit") shall be considered as an ordinary income and be taxed at the Sale Date in accordance with the Eligible Optionee’s marginal tax rate (up to 47% in 2008). The "Immediate Benefit" will also be liable for social security payments (including national health insurance).

As a condition to the Tax Ruling, the ITA would likely request that the holding period under Section 102 of the Ordinance with respect to New 102 Options recommence from the Amendment Date and may request such recommencement with respect to Pre 2003 Options. For example, if the applicable minimum trust period under Section 102 of the Ordinance is two years, in order to be eligible for the tax treatment under the capital gain track of Section 102, the shares underlying the Amended Options would not be able to be

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sold until the lapse of two years from the effective date of the amendment of the Eligible Portion(s) of your Eligible Options.

If the Tax Ruling is obtained, you will be required, as a condition to taking advantage of the Tax Ruling, to provide to the ITA a declaration confirming that you understand the Tax Ruling and will act in accordance with its provisions and will not request its amendment or replacement with another tax arrangement.

There is no assurance however that the ITA will grant the Tax Ruling or that the Tax Ruling, if granted, will contain the terms and conditions described above.

The above discussion is based on the current applicable provisions of the Ordinance, as amended. We recommend that you consult your own tax advisor with respect to the tax consequences of participating in this offer.

Other Related Amendments

1	The Table of Contents on page 8 of the Offer to Amend is amended by adding after Section 12 “12A Material Israeli Income Tax Consequences”.
2	The fourth full paragraph on page 10 of the Offer to Amend is hereby restated in its entirety to read as follows:

Section 12 of this Offer to Amend describes the material U.S. federal income tax consequences if you participate in the Offer and if you do not participate in the Offer. Section 12A of this Offer to Amend describes the material Israeli income tax consequences applicable to Eligible Portion(s) of Eligible Options subject to Israeli tax held by Eligible Optionees who accept the Offer. You are strongly encouraged to consult with your personal tax advisor to confirm your individual federal and state tax exposure.

3	The first full paragraph on page 11 of the Offer to Amend is hereby restated in its entirety to read as follows:

Section 12 of this Offer to Amend describes the material U.S. federal income tax consequences if you participate in the Offer and if you do not participate in the Offer. Section 12A of this Offer to Amend describes the material Israeli income tax consequences applicable to Eligible Portion(s) of Eligible Options subject to Israeli tax held by Eligible Optionees who accept the Offer. You should review carefully Section 12 and, if the Eligible Portion(s) of your Eligible Options are subject to Israeli tax, Section 12A and you are strongly encouraged to consult with your personal tax advisor to determine the tax consequences of the Offer applicable to your particular situation.

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4	The first paragraph under the heading “General Questions about Section 409A, the Offer and its tax consequences” on page 15 of the Offer to Amend is hereby restated in its entirety to read as follows:

Please see the following sections of the Offer to Amend for more information on Section 409A: Section 2, “Purpose of the Offer”, and Section 12, “Material U.S. Federal Income Tax Consequences.” For further details about the terms and conditions of the Offer, please also see Section 1, “Eligible Optionees; Eligible Options; the Proposed Amendment; Additional Considerations; the Amended Options; Expiration and Extension of Offer.” In addition, if you hold Eligible Portion(s) of Eligible Options subject to Israeli tax, please review carefully Section 12A, “Material Israeli Income Tax Consequences.”

5	The first paragraph on page 34 of the Offer to Amend is hereby restated in its entirety to read as follows:

The Offer is being made to permit Eligible Optionees to address the potential adverse tax consequences that may apply to the Eligible Portion(s) of their Eligible Options under Section 409A, by amending the Eligible Portion(s) of such Eligible Options with terms that we believe should avoid or minimize the application of such adverse federal tax treatment. However, you should note that the application of Section 409A to the Eligible Options is not entirely free from doubt and we make no representations as to the effect of this Offer under Section 409A or under similar state tax laws. See Section 12, “Material U.S. Federal Income Tax Consequences.” In addition, if you hold Eligible Portion(s) of Eligible Options that are subject to Israeli tax, the amendment of the Eligible Portion(s) of your Eligible Options may be a taxable event in Israel at the time of your acceptance of the Offer. See Section 12A, “Material Israeli Income Tax Consequences.”

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